Exhibit 99.2

Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a provider of non-English foreign language (primarily in Spanish) tutorial services in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. Beginning in 2023, the Company planned to expand into the healthcare industry and established the following subsidiaries: (a) Shanghai Fuyouyuan Health Technology Limited, which was incorporated on March 7, 2023, and the Company effectively controls 52% of its equity interest, with the remaining controlled by Mr. Liming Xu, who is a director of the Company and a relative of Mr. Xueyuan Weng, the CEO and controlling shareholder of the Company; (b) CF (HK) HEALTH TECHNOLOGY LIMITED, which was incorporated on April 3, 2023 and 100% owned by the Company; and (c) Shanghai Jinheyu Biological Science Technology Limited (“Jinheyu”), which was incorporated on August 15, 2023, and the Company owns 51% of its equity, with the remaining 49% equity interest owned by two independent shareholders. For the six months ended March 31, 2023, these new subsidiaries did not generate any revenue.

During the six months ended March 31, 2023, our revenue decreased by approximately 51%, to approximately $3.5 million from approximately $7.2 million in the six months ended March 31, 2022. In the six months ended March 31, 2023, our net loss amounted to approximately $3.7 million, compared to the net income of approximately $0.4 million in the six months ended March 31, 2022. On December 7, 2022, China announced a relaxation from its stringent COVID-19 pandemic control measures. While such measures effectively reopened business within China, the COVID-19 infection rate peaked in December 2022. The wide-spread infection had a material negative impact on the Company’s recruitment of students and the class hours took by the existing students, and resulted in a material decrease of our revenue for the six months ended March 31, 2023.

Factors Affecting Our Results of Operations

The following are factors that affect our business and results of operations:

●	The COVID-19 pandemic and the restrictive government measures materially impacted our operations.

●	The number of students enrolled is largely driven by the demand for the tutorial programs we offer, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees are affected by the tuition policy set by governments. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined according to the cost of running a school, market demands and other relevant factors, and made available to the public. Tuition and fee rates for private schools are subject to the supervision by the relevant authority. Provincial governments, autonomous regions governments and centrally-administered municipalities set the guidelines on fees for not-for-profit schools; while the tuition criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers.

Results of Operations

For the six months ended March 31, 2023 and 2022

Impact of COVID-19

On December 7, 2022, China announced ten new rules that constituted a relaxation of almost all of its stringent COVID-19 pandemic control measures. While such action effectively reopened business within China, COVID-19 infection rate reached peak in December 2022 and had a material negative impact on the Company’s tutorial business. During the six months ended March 31, 2023, our revenue decreased by approximately 51%, to approximately $3.5 million from approximately $7.2 million in the six months ended March 31, 2022. In the six months ended March 31, 2023, our net loss amounted to approximately $3.7 million, compared to net income approximately $0.4 million in the six months ended March 31, 2022.

The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the COVID-19 pandemic, the potential of resurgence, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Revenue

We, through our China based subsidiaries, generate revenues through the following main sources: (i) tutorial services and (ii) logistic, consulting services and others. The following table sets forth the breakdown of our revenue for the periods presented:

	For the six months ended March 31,
	2023		2022
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Amount Increase (Decrease)	% Increase (Decrease)
Tutorial services	$3,017,545	86%	$6,383,764	89%	$(3,366,219)	(53)%
Logistic, consulting services and others	509,053	14%	821,804	11%	(312,751)	(38)%
Total revenue	$3,526,598	100%	$7,205,568	100%	$(3,678,970)	(51)%

Revenue decreased by approximately $3.7 million, or 51%, to approximately $3.5 million in the six months ended March 31, 2023 from approximately $7.2 million in the six months ended March 31, 2022. The decrease in revenue was mainly due to a decrease of approximately $3.4 million in tutorial service revenue in the six months ended March 31, 2023.

Tutorial services

Our tutorial services revenue decreased by approximately $3.4 million, or 53%, to approximately $3.0 million   in the six months ended March 31, 2023, from approximately $6.4 million in the six months ended March 31, 2022. The total number of students enrolled in our tutorial programs decreased by 3,253   from an aggregate of 6,971 students in the six months ended March 31, 2022 to an aggregate of 3,718 students in the six months ended March 31, 2023. Our average revenue recognized per student decreased by $104 from $916 per student in the six months ended March 31, 2022 to $812 per student in the six months ended March 31, 2023. The revenue decrease was due to sluggish market demand primarily due to the negative impact of the COVID-19 pandemic.

Qinshang Education, a subsidiary of the Company established in December 2019, generates revenue by partnering with high schools to provide non-English foreign languages tutoring services, primarily in Spanish. The revenue generated by Qingshang Education decreased by approximately $1.6 million, or 70%, from approximately $2.2 million in the six months ended March 31, 2022 to approximately $0.7 million in the six months ended March 31, 2023. The number of our partner-schools decreased from 64 in the six months ended March 31, 2022 to 45 in the six months ended March 31, 2023. The number of students enrolled in Qingshang Education’s tutorial programs decreased from 3,032 in the six months ended March 31, 2022 to 1,778 in the six months ended March 31, 2023. The new recruits also took fewer course hours in the six months ended March 31, 2023, which led to the average revenue per student decreasing from $732 in the six months ended March 31, 2022 to $371 in the six months ended March 31, 2023.

Our other training centers, such as Hongkou Tutorial and Zhouzhi Culture, were also adversely impacted by COVID-19, and their aggregate revenues decreased by approximately $2.0 million, or 43%, from approximately $4.2 million in the six months ended March 31, 2022 to approximately $2.4 million in the six months ended March 31, 2023, as the number of students enrolled decreased from 3,039 in the six months ended March 31, 2022 to 1,940 in the six months ended March 31, 2023. The foregoing factors all contributed to the decrease in tutorial services revenue.

Logistic, consulting services and others

Revenues from logistic, consulting services and others decreased by approximately $0.3 million from approximately $0.8 million in the six months ended March 31, 2022 to approximately $0.5 million in the six months ended March 31, 2023.

Cost of Revenues

Cost of revenues decreased by approximately $1.0 million, or 30%, to approximately $2.3 million in the six months ended March 31, 2023, from approximately $3.3 million in the six months ended March 31, 2022. The decrease in the six months ended March 31, 2023 was mainly due to the fact that the labor cost decreased by approximately $0.9 million, or 38%, to approximately $1.5 million in the six months ended March 31, 2023, from approximately $2.4 million in the six months ended March 31, 2022, as a result of less course hours taught in the current period. Other cost primarily consisting of leasing expenses, teaching materials cost and related cafeteria costs did not decrease proportionately with our revenue because the Company continued to maintain the regular teaching team and facilities in anticipation of the recovery of tutorial market in 2023.

Gross profit

Gross profit decreased by approximately $2.7 million, or 69%, to approximately $1.2 million in the six months ended March 31, 2023, from approximately $4.0 million in the six months ended March 31, 2022. The decrease in gross profit was mainly due to a decrease of approximately $3.4 million in tutorial services revenue and approximately $0.3 million in the logistic, consulting services and other revenue, partially offset by a decrease of approximately $1.0 million in cost.

Overall gross profit margin decreased to 33% in the six months ended March 31, 2023 from 52% in the six months ended March 31, 2022. The decrease in the gross profit margin was due to the fact that certain fixed costs that did not decrease proportionately with the decrease in revenue.

Operating Expenses

	For the six months ended March 31,
	2023		2022		Amount
	Amount	% of revenue	Amount	% of revenue	Increase (Decrease)	% Increase
Selling expenses	$595,245	17%	$922,270	13%	$(327,025)	(35)%
General and administrative expenses	4,707,043	133%	2,048,007	28%	2,659,036	130%
Total	$5,302,288	150%	$2,970,277	41%	$2,332,011	79%

Operating expenses increased by approximately $2.3 million, or 79%, from approximately $3.0 million in the six months ended March 31, 2022, to approximately $5.3 million in the six months ended March 31, 2023. The increase in operating expenses was mainly due to an increase of approximately $2.7 million in general and administrative expenses in the six months ended March 31, 2023.

Selling expenses

Selling expenses decreased by approximately $0.3 million to approximately $0.6 million in the six months ended March 31, 2023, as compared to approximately $0.9 million in the six months ended March 31, 2022. The decrease in selling expenses was mainly due to the decreased commission for partner schools of approximately $0.3 million in the six months ended March 31, 2023, as compared to the six months ended March 31, 2022.

General and administrative expenses

General and administrative expenses increased by approximately $2.7 million to approximately $4.7 million in the six months ended March 31, 2023 from approximately $2.0 million in the six months ended March 31, 2022. The increase in general and administrative expenses was mainly driven by an increase of approximately $1.8 million in stock based compensation reward of a total 730,000 ordinary shares to the Company’s CFO and a third party consultant for their efforts in the Company’s IPO process, as well as an increase of approximately $0.6 million in professional consulting fee.

Interest expense

Our net interest expenses were approximately $0.1 million for each of the six months ended March 31, 2023 and 2022.

Other income

Our net other income amounted to approximately $0.7 million in the six months ended March 31, 2023 as compared to approximately $1,100 in the six months ended March 31, 2022. The increase was mainly due to that the Company received approximately $0.9 million government subsidy for its successful initial public offering (“IPO”).

(Loss) income before income taxes

Loss before income tax was approximately $3.5 million in the six months ended March 31, 2023 and income before income tax was approximately $0.9 million in the six months ended March 31, 2022, primarily attributable to less gross profit and increased general and administration expenses in the six months ended March 31, 2023, as stated above.

Provision for income taxes

Income tax provision was $0.2 million and $0.5 million in the six months ended March 31, 2023 and 2022, respectively. The income tax expenses were generated by our several profitable subsidiaries, including Lilong Logistics, Xianjin Technology, Hangzhou Jicai and Yangfushan Tutorial. We incurred sizable loss in Qinshang Education and Zhouzhi Culture, due to setbacks caused by restrictive measures associated with COVID-19; we also incurred loss in Golden Sun and Golden Sun Hong Kong, due to general and administrative expenses associated with the IPO, however, these losses can’t be used to offset the profits of other subsidiaries. As a result, although we were in a loss situation on consolidated level, we still incurred income tax expenses.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. Our subsidiaries are subject to statutory 25% income tax rate.

Net (loss) income

Our net loss was approximately $3.7 million in the six months ended March 31, 2023, compared to a net income of approximately $0.4 million in the six months ended March 31, 2022.

Liquidity and Capital Resources

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the six months ended March 31, 2023, the Company’s revenue decreased by approximately $3.7 million to $3.5 million from $7.2 million in the six months ended March 31, 2022, which was mainly due to the decreased in revenue from tutorial services. As a result, the Company incurred a net loss of approximately $3.7 million for the six months ended March 31, 2023. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders, and it intends to continue doing so in the near future.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, and supports from controlling shareholders, if necessary, to ensure sufficient working capital. As of March 31, 2023 and September 30, 2023, the Company had positive working capital. On June 24, 2022, the Company completed its IPO with net proceeds of approximately $17.6 million. Deferred revenue included in current liabilities amounted to approximately $3.3 million, mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of March 31, 2023, the Company had long-term loans of approximately $3.4 million. The Company expects that it will be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience and the Company’s good credit history. As of September 30, 2023, the Company had cash on hand of approximately $4.9 million. Management is evaluating different strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, additional funding from current or new investors, officers and directors; borrowings of debt. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. The Company cannot provide assurances that it will be able to secure additional funding when needed or at all, or, if secured, that such funding would be on favorable terms. There can be no assurance that any of these future-funding efforts will be successful. If the Company is unable to obtain additional financing, it may be required to reduce the scope of its operations, including its planned product development and marketing efforts, which could materially and adversely harm its financial condition and operating results. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Cash flows

For the six months ended March 31, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended March 31,
	2023	2022
Net cash used in operating activities	(3,370,049)	(476,114)
Net cash used in investing activities	(4,694,627)	(160,573)
Net cash provided by financing activities	447,099	27,881
Effect of exchange rate changes on cash	(16,586)	18,909
Net decrease in cash	$(7,634,163)	$(589,897)

Operating Activities

Net cash used in operating activities was approximately $3.4 million in the six months ended March 31, 2023. Net cash used in operating activities in the six months ended March 31, 2023 mainly consisted of a net loss $3.7 million, adjustments of $2.1 million non-cash items, a decrease of approximately $1.5 million in accrued expenses and other liabilities due to that we paid approximately $1.0 million of bonus to four directors of the Company for their services and efforts during the initial public offering process in the six months ended June 30, 2023, a decrease of approximately $1.3 million in deferred revenue due to less recruited , offset by a decrease of approximately $0.5 million in prepayments and other assets due to received payments from third-party loans.

Net cash used in operating activities was approximately $0.5 million in the six months ended March 31, 2022, Net cash used in operation activities in the six months ended March 31, 2023 mainly consisted of a net income of approximately $0.4 million , adjustment of $0.2 million non-cash items, a decrease of approximately $2.5 million in deferred revenue due to less new students recruited in the six months ended June 30, 2022, offset by an increase of approximately $0.7 million in prepayments and other assets and a decrease of approximately $0.6 million in taxes payable.

Investing Activities

Net cash used in investing activities was approximately $4.7 million in the six months ended March 31, 2023, which mainly consisted of approximately $4.5 million in long term investment and approximately $0.2 million to purchase of property and equipment used in school operation.

Net cash used in investing activities was approximately $0.2 million in the six months ended March 31, 2022, mainly consisted of approximately $0.2 million to purchase of property and equipment used in school operation.

Financing Activities

Net cash provided by financing activities was approximately $0.4 million in the six months ended March 31, 2023, mainly consisted of net proceeds from bank loans of approximately $0.5 million, offset by repayment to third party loans of approximately $0.2 million.

Net cash provided by financing activities was approximately $28,000 in the six months ended March 31, 2022, including net proceeds from bank loan of approximately $78,000, offset by net proceeds from third parties loans of approximately $41,000.

Capital Expenditures

Our capital expenditures consist primarily of additions to fixed assets as a result of our business growth. Our capital expenditures amounted to approximately $0.2 million, and $0.2 million in six months ended March 31, 2023 and 2022, respectively.

Contractual Obligations

We had various outstanding bank loans of approximately $3.6 million and $3.0 million as of March 31, 2023 and September 30, 2022, respectively. We have entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029. We also have investment commitment through 2045.

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2023:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$1,888,659	$548,443	$717,242	$481,973	$141,001
Bank loans	3,625,721	218,417	2,388,025	1,019,279	-
Long term investment obligation	118,944	118,944	-	-	-
Total	$5,633,324	$885,804	$3,105,267	$1,501,252	$141,001

Off-balance Sheet Commitments and Arrangements

As of March 31, 2023 and September 30, 2022, we had capital injection obligations in five entities that totaled $10,836,974 and $9,840,444, respectively. Pursuant to the Chinese company laws, the timing of the contribution to the registered capital is specified in the articles of incorporation, and the remaining contribution can be made before year 2030, unless any subsequent shareholder meeting adjusts this capital injection plan.

Except for the capital injection obligations mentioned above, there were no off-balance sheet arrangements as of March 31, 2023 and September 30, 2022, that have, or that in the opinion of the management are likely to have, a current or future material effect on our financial condition or results of operations.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: being approximately 2.5% in 2020, 0.9% in 2021 and 2.0% in 2022.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective October 1, 2022.The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the six months ended March 31, 2023 and 2022, $13,901and $11,571 was written off against accounts receivables, respectively. Allowance for uncollectible balances amounted to $29,903 and $92,086 as of March 31, 2023 and September 30, 2022, respectively. As of March 31, 2023 and September 30, 2022, the allowance for doubtful accounts represented approximately 13% and 26% of gross account receivable balances, respectively. If the allowance percentage estimates increase (or decrease) by 1%, the related allowance for doubtful accounts could increase (decrease) by approximately $1,000 and $6,000 as of March 31, 2023 and September 30, 2022, respectively.

Revenue recognition

The Company generates revenues primarily from tuition fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company’s continuing operations currently generated its revenue from the following main sources:

Tutorial service

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Logistic, consulting services and others

The Company provides logistic services to schools, including but not limited to catering, and boarding revenue, etc. Boarding revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

The Company also provides consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, the Company will provide a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services to the kindergartens during the contract period. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in the consulting service contract are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services were continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

Practical expedient

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Contract assets

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained.

As of March 31, 2023, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred a total of approximately $2.5 million (RMB17.0 million) commission type fee and administration costs paid to agents to facilitate the related contracts with students for the tutorial service period, generally from 3 to 30 months tutorial service periods. The Company will not incur such costs if the Company had not entered into the tutorial service contracts with the students, and as a result, the cost of approximately $2.5 million (RMB17.0 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortize over tutorial service period. For the six months ended March 31, 2023 and 2022, the Company amortized related amount of $408,490 and $660,322 into selling expenses, respectively. As of March 31, 2023 and September 30, 2022, the contract assets amounted to $613,081 and $333,314, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represent service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of March 31, 2023 and September 30, 2022, the balance of deferred revenue amounted to $3,273,580 and $4,435,393, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of March 31, 2023 and September 30, 2022, refund liability amounted to $313,478 and $237,691, respectively. As of March 31, 2023 and September 30, 2022, refund liability represented approximately 9% and 5% of gross deferred revenue balances, respectively. If the refund liability percentage increase (or decrease) by 1%, refund liability could increase (decrease) by approximately $34,000 and $45,000 as of March 31, 2023 and September 30, 2022, respectively.

Income taxes

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of March 31, 2023 and September 30, 2022, there are $2,848,749 and $2,573,830 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company is in the process of evaluating the effect of the adoption of this ASU.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.